Exhibit 99.2

ESSA Pharma Inc.

(the “Company”)

Annual General Meeting of Shareholders

(the “Meeting”)

June 25, 2019

REPORT OF VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

Common shares of the Company (the “Common Shares”)
represented at the Meeting:	4,021,133
Total issued and outstanding Common Shares as at the record
date for the meeting:	6,311,098
Percentage of issued and outstanding Common Shares represented:	63.72%

1.	Setting Number of Directors

By ordinary resolution passed by show of hands, the number of directors for the ensuing year was set at seven.

2.	Election of Directors

By ordinary resolution passed by ballot vote, the following seven nominees proposed by management were elected as directors of the Company to hold office until the next annual meeting of the shareholders of the Company (the “Shareholders”) or until their successors are elected or appointed:

Nominee	Votes For	% Votes For	Votes Withheld	% Votes Withheld
David R. Parkinson	3,413,685	95.64%	155,625	4.36%
Richard M. Glickman	3,420,645	95.83%	148,665	4.17%
Raymond Andersen	3,413,685	95.64%	155,625	4.36%
Gary Sollis	3,560,520	99.75%	8,789	0.25%
Franklin M. Berger	3,415,107	95.68%	154,202	4.32%
Scott Requadt	3,224,071	90.33%	345,238	9.67%
Otello Stempacchia	3,224,062	90.33%	345,248	9.67%

3.	Appointment of Auditor

By ordinary resolution passed by show of hands, Davidson & Company LLP, Chartered Professional Accountants, was appointed auditor of the Company for the ensuing year.

4.	Amendments to Stock Option Plan

By ordinary resolution passed by ballot vote, an amendment to the Company’s stock option plan as set out in Schedule A to the Company’s management information circular dated May 27, 2019 and provided to the Shareholders in connection with the Meeting (the “Circular”) was authorized and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	3,211,009	89.96%	358,300	10.04%

5.	Amendments to Restricted Share Unit Plan

By ordinary resolution passed by ballot vote, an amendment to the Company’s restricted share unit plan as set out in Schedule B to the Circular was authorized and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	3,207,835	89.87%	361,474	10.13%
By disinterested shareholders	723,711	66.69%	361,474	33.31%

6.	Employee Stock Purchase Plan

By ordinary resolution passed by show of hands, the Company’s employee stock purchase plan as set out in Schedule C to the Circular was authorized and approved:

Votes by Ballot	Votes For	% Votes For	Votes Against	% Votes Against
By all shareholders	3,568,042	99.96%	1,267	0.04%

No other non-routine business was transacted or voted upon at the Meeting.

Dated: June 25, 2019